UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

KYMERA THERAPEUTICS, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
501575104
(CUSIP Number)

Michael Parini
Vertex Pharmaceuticals Incorporated
50 Northern Avenue
Boston, Massachusetts 02210
(617) 341-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 25, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501575104

1.	Name of Reporting Person Vertex Pharmaceuticals Incorporated
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,151,121
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 3,151,121
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,151,121
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1% (1)
14.	Type of Reporting Person CO

(1)
The calculation of the percentages herein are based on 44,529,542 shares of common stock of Issuer (“Shares”) outstanding as of August 25, 2020, as reported in Issuer’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission on August 21, 2020.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share, of Kymera Therapeutics, Inc., a Delaware corporation (“Issuer” or “Kymera”), having its principal office at 200 Arsenal Yards Blvd., Suite 230, Watertown, Massachusetts 02472.

Item 2. Identity and Background

This Schedule 13D is being filed by Vertex Pharmaceuticals Incorporated, a Massachusetts corporation (“Vertex”), with its principal office located at 50 Northern Avenue, Boston, Massachusetts 02210. Vertex’s principal business is to discover, develop, manufacture and commercialize medicines for serious diseases. Information as to the executive officers and directors of Vertex is set forth in Schedule A hereto, and incorporated herein by reference.

During the past five years, neither Vertex nor, to the knowledge of Vertex, any of the persons listed on Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information regarding the acquisition of securities of Issuer in Item 4 is incorporated herein by reference.

The Shares beneficially owned by Vertex were acquired with working capital.

Item 4. Purpose of Transaction
The Shares beneficially owned by Vertex were acquired pursuant to Vertex’s collaboration with Kymera and in a private placement that was closed concurrently with the closing of Kymera’s initial public offering on August 25, 2020 (the “IPO Closing”).
Collaboration Agreement
In May 2019, Vertex entered into a collaboration agreement with Kymera (amended on August 27, 2020 as to terms not material to this description, the “Collaboration Agreement”). As initial consideration for the collaboration, Vertex paid Kymera $70 million upfront, which included a non-refundable upfront payment of $50 million and an equity investment in Kymera through the purchase by Vertex of 3,059,695 shares of Kymera Series B-1 preferred stock at a purchase price of $6.5366 per share for an aggregate purchase price of $20 million. In connection with its equity investment, Vertex holds certain rights to invest, in its sole discretion, in future private placements or public securities offerings by Kymera on a pro rata basis, subject to certain conditions. The Series B-1 preferred stock held by Vertex converted to Shares of common stock at the IPO Closing.
Under the Collaboration Agreement, the parties established a joint advisory committee that will, among other responsibilities, review and oversee certain strategic activities performed under the Collaboration Agreement, including reviewing the research plan and budget for the research activities and reviewing the research activities performed by each party.
The initial research term of the collaboration is four years, extendable for an additional one-year period upon mutual agreement by the parties and payment by Vertex of certain per-target fees.
The Collaboration Agreement may be terminated by Vertex either in its entirety or on a target-by-target basis upon prior written notice to Kymera. Either party may terminate the Collaboration Agreement upon the other party’s material breach, subject to specified notice and cure provisions, or upon the bankruptcy, insolvency, dissolution or winding up of the other party. Kymera also has the right to terminate the Collaboration Agreement with respect to a certain target upon 30 days’ prior written notice in the event that Vertex ceases all research, development and commercialization activities related to such target for a certain period of time, provided that the cessation is not the result of events outside of Vertex’s control.
In March 2020, Vertex purchased 887,311 shares of Kymera’s Series C preferred stock at a price of $6.5366 per share for an aggregate purchase price of approximately $5.8 million. The Series C preferred stock held by Vertex converted to Shares of common stock at the IPO Closing.

Private Placement
In May 2019, Kymera and Vertex entered into a participation agreement granting Vertex the right to purchase Shares in a private placement that would close concurrently with the IPO Closing and the right to purchase Shares in connection with any follow-on offering (as defined in the participation agreement), subject to certain conditions.
On August 25, 2020, Vertex purchased 676,354 Shares in a private placement that was closed concurrently with the IPO Closing pursuant to a common stock purchase agreement at a price of $20.0000 per Share for an aggregate purchase price of approximately $13.6 million.
Vertex acquired 3,151,121 Shares reported on this Schedule 13D for ordinary investment purposes in connection with its ongoing collaboration with Kymera. Vertex intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, to (i) acquire additional securities of Kymera through open market purchases, privately negotiated transactions, amendments to its agreements with Kymera or otherwise, (ii) dispose of all or a portion of the securities of Kymera owned by it on the open market, in privately negotiated transactions or otherwise, (iii) change the scope, purpose or nature of its collaboration with Kymera, including through amendments to the Collaboration Agreement or otherwise, or (iv) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Vertex may discuss ideas or take steps (including, without limitation, conducting analyses and due diligence investigations and engaging advisors) preliminary to developing plans concerning potential transactions that, if effected, could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, Vertex specifically reserves the right to change its intention with respect to any or all of such matters, including its relationship with Kymera. In reaching any decision as to its course of action (as well as to the specific elements thereof), Vertex currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: Kymera’s business and prospects; other developments concerning Kymera and its business generally; other business opportunities available to Vertex; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of Kymera.

Except as set forth above, neither Vertex, nor, to the knowledge of Vertex, any of the persons listed on Schedule A hereto, has any present plans which relate to or would result in any of the following, although Vertex may at any time and from time to time review and reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto:

(a)	the acquisition by any person of additional securities of Kymera, or the disposition of securities of Kymera;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Kymera or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of Kymera or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of Kymera, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

(e)	any material change in the present capitalization or dividend policy of Kymera;

(f)	any other material change in Kymera’s business or corporate structure;

(g)	changes in Kymera’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Kymera by any person;

(h)	causing a class of securities of Kymera to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Kymera becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer

(a) Vertex holds and beneficially owns 3,151,121 Shares, approximately 7.1% of the outstanding Shares based on 44,529,542 outstanding Shares on August 25, 2020, as reported in Issuer’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission on August 21, 2020, as calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended. To the knowledge of Vertex, no director or executive officer of Vertex beneficially owns any Shares.

(b) Vertex has the sole power to vote and the sole power to dispose the 3,151,121 Shares.

(c) Except for the transactions described in Item 4 above, the Reporting Persons have not entered into any transactions in the Shares during the past sixty days.

(d) Not applicable.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

The information set forth or incorporated in Item 4 is incorporated herein by reference.

Other than as described in Items 3, 4 and 5, and the agreements set forth as exhibits hereto, to Vertex’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

A.	Master Collaboration Agreement, dated May 9, 2019, between Vertex Pharmaceuticals Incorporated and Kymera Therapeutics, Inc. (incorporated by reference to Exhibit 10.11 on Kymera’s Form S-1, filed with the Securities and Exchange Commission on July 31, 2020), and First Amendment to Master Collaboration Agreement, dated August 27, 2020, between Vertex Pharmaceuticals Incorporated and Kymera Therapeutics, Inc., which we expect will be filed with the Securities and Exchange Commission as an exhibit to Kymera's next quarterly report on Form 10-Q.
B.	Participation Agreement, dated May 9, 2019, between Vertex Pharmaceuticals Incorporated and Kymera Therapeutics, Inc. (incorporated by reference to Exhibit 10.13 on Kymera’s Form S-1, filed with the Securities and Exchange Commission on July 31, 2020).
C.	Form of Common Stock Purchase Agreement between Vertex Pharmaceuticals Incorporated and Kymera Therapeutics, Inc. (incorporated by reference to Exhibit 10.15 on Kymera’s Form S-1/A, filed with the Securities and Exchange Commission on August 17, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERTEX PHARMACEUTICALS INCORPORATED
By: /s/ Michael Parini
Michael Parini EVP, Chief Administrative, Legal and Business Development Officer September 3, 2020

[Signature Page to Schedule 13D]

SCHEDULE A

The name, business address and present principal occupation or employment of each of the directors and executive officers of Vertex are set forth below. The business address of each director and executive officer is c/o Vertex Pharmaceuticals Incorporated, 50 Northern Avenue, Boston, Massachusetts 02210. Each director and executive officer is a citizen of the United States, except for Dr. Bozic who is a citizen of Canada. Mr. Arbuckle is also a citizen of the United Kingdom.

Name	Present Principal Occupation or Employment
Jeffrey M. Leiden	Director of Vertex Executive Chairman of Vertex
Reshma Kewalramani	Director of Vertex Chief Executive Officer and President of Vertex
Sangeeta N. Bhatia	Director of Vertex John J. and Dorothy Wilson Professor of Health Sciences & Technology/Electrical Engineering & Computer Science at the Massachusetts Institute of Technology
Lloyd Carney	Director of Vertex Chief Executive Officer of Carney Global Ventures, LLC
Alan Garber	Director of Vertex Provost of Harvard University
Terrence C. Kearney	Director of Vertex
Yuchun Lee	Director of Vertex Executive in Residence and Partner of General Catalyst Partners Chief Executive Officer of Allego Inc. Executive Chairman of Clarabridge
Margaret G. McGlynn	Director of Vertex
Bruce I. Sachs	Director of Vertex General Partner at Charles River Ventures
Diana McKenzie	Director of Vertex
David Altshuler	EVP, Global Research and Chief Scientific Officer of Vertex
Stuart Arbuckle	EVP, Chief Commercial Officer of Vertex
Carmen Bozic	EVP, Global Medicines Development and Medical Affairs and Chief Medical Officer of Vertex
Michael Parini	EVP, Chief Administrative, Legal and Business Development Officer of Vertex
Amit Sachdev	EVP, Chief Patient Officer of Vertex
Nia Tatsis	EVP, Chief Regulatory and Quality Officer of Vertex
Charles Wagner	EVP, Chief Financial Officer of Vertex